EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

1st November, 2004.

Attn: Filing Desk - Stop 1-4

04046055

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th October 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 1st November 2004, confirming that The Goldman Sachs Group, Inc. had, as at 26th October 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 39,018,323 shares, being 4.94% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

11/10

VIA PR NEWSWIRE DISCLOSE

ER 04/51

Company Announcements Office,
London Stock Exchange.

1st November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 28th October 2004 and received by fax after the close of business on 28th October 2004, that, as at 26th October 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 39,018,323 shares, being 4.94% of the shares in issue. We were further notified that 22,979,358 shares, together with a further 16 shares from a beneficial interest of 8 American Depositary Receipts, were held by Goldman, Sachs & Co., and that 16,038,949 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

RECEIVED

2004 NOV -9 P 4:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd November, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 2nd November, 2004, confirming that The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 29th October, 2004, held 39,900,946 shares, being 5.05% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/52

Company Announcements Office,
London Stock Exchange.

2nd November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax after the close of business on 1st November 2004, that, as at 29th October 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 39,900,946 shares, being 5.05% of the shares in issue. We were further notified that 23,015,771 shares, together with an additional 16 shares arising from a beneficial interest of 8 American Depositary Receipts, were held by Goldman, Sachs & Co., and 16,885,159 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231